
January 24, 2018

Paul A. Romano
Vice President and Chief Financial Officer
Atlas Financial Holdings, Inc.
953 American Lane, 3rd Floor
Schaumburg, IL 60173

> **Re: Atlas Financial Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 13, 2017**
> **File No. 001-35816**

Dear Mr. Romano:

We have reviewed your January 3, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

14. Share Capital, page 99

1. We acknowledge the information provided in your response to comment one of our December 20, 2017 letter. However, we continue to be concerned about the technical basis for your accounting treatment. Please address the following:

    - Your response does not address how your accounting treatment complies with ASC 805-30-35-1(a) which states that contingent consideration *classified as equity* shall not be remeasured and its subsequent settlement shall be accounted for within equity. Although we understand that the value of the contingent consideration is linked to claims development, the classification of this contingent consideration within equity would appear to preclude remeasurement and settlement through earnings under ASC 805. Please explain.

- You note that the preferred shares, as indicated in their respective stock purchase agreements, were tied to the performance of claims reserves that were recorded at the acquisition dates and that any changes in these estimates would trigger either the issuance of additional shares or a claw-back of previously-issued shares. Please explain how you determined that equity classification of your contingent consideration obligation was appropriate under ASC 480-10-25, given that the number of shares underlying your obligation is variable.
- Please also explain how you considered the optional put rights granted to the sellers in determing that equity classification of these preferred shares was appropriate. Refer to ASR 268.

You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426, if you have questions regarding the comment.

Division of Corporation Finance
Office of Healthcare & Insurance